Exhibit 12.1

REX ENERGY CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine months ended September 30,	Years ended December 31,
(in thousands, except ratios)	2014	2013		2012	2011	2010	2009
COMPUTATION OF EARNINGS (LOSS):
Income (loss) from continuing operations before income tax	$35,858	$(6,538)		$92,203	$26,689	$14,092	$(27,570)
Add: Fixed charges	31,915	31,569		10,458	4,178	1,478	974
Add: Equity method investment (income) loss	610	763		3,921	(81)	200	9
Less: Capitalized interest	5,348	7,548		3,017	1,159	—	—
Less: Preferred Stock dividend requirements	—	—		—	—	—	—
Less: Noncontrolling interest share of (income) loss	—	—		—	—	—	12

Earnings (loss)	$63,035	$18,246		$103,565	$29,627	$15,770	$(26,575)

COMPUTATION OF FIXED CHARGES:
Interest expense	$25,236	$22,676		$6,418	$2,514	$1,240	$833
Add: Amortization of premium (discount) on Senior Notes, net	262	180		(8)	—	—	—
Add: Capitalized interest	5,348	7,548		3,017	1,159	—	—
Add: Preferred Stock dividend requirements	—	—		—	—	—	—
Add: Amortized loan costs	1,069	1,165		1,031	505	238	141

Fixed charges, as defined	$31,915	$31,569		$10,458	$4,178	$1,478	$974

Ratio of earnings (loss) to fixed charges and preferred stock dividends	2.0x	—	(1)	9.9x	7.1x	10.7x	— (1)

(1)	Due to our net losses for the years ended December 31, 2013 and 2009, the coverage ratio for each of these periods was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $13.3 million and $27.5 million for the years ended December 31, 2013 and 2009, respectively.